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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

V.I. Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

917920 10 0

(CUSIP Number)

James T. Barrett, Esq.
Palmer & Dodge LLP
111 Huntington Avenue
Boston, MA 02199-7613
(617) 239-0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

03/11/2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917920 10 0			Page 2 of 8 Pages

1.	Name of Reporting Person: Richard A. Charpie		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 101,755,298 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 158,777 shares

		10.	Shared Dispositive Power: 101,596,521 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 101,755,298 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.2%*

14.	Type of Reporting Person (See Instructions): IN, HC

*Based on 381,949,624 shares outstanding as of March 11, 2005, as reported by the issuer's transfer agent. This share number does not reflect the 1-for-10 reverse split of the Company’s common stock approved by the Board of Directors on March 14, 2005.

Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
SIGNATURE

CUSIP No. 917920 10 0	13D	Page 3 of 8 Pages

     This Amendment No. 3 (the “Amendment”) amends the Schedule 13D filed on June 9, 2003 by Richard A. Charpie (the “reporting person”), as amended by Amendment No. 1 filed on January 22, 2004 and Amendment No. 2 filed on March 15, 2004 (as amended, the “Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “common stock”), of V. I. Technologies, Inc. (the “Company”). The Company has its principal executive offices at 134 Coolidge Avenue, Watertown, MA 02472.

     The purpose of this Amendment is to report the following transactions: 1) the receipt of an aggregate of 76,002,354 shares of common stock of the Company as a result of the merger of the Company and Panacos Pharmaceuticals, Inc. (“Panacos”) effective as of March 11, 2005 (the “Merger”); the acquisition of an aggregate of 14,750,000 shares of common stock of the Company and an aggregate of 6,637,500 warrants to purchase shares of common stock of the Company pursuant to a private placement by the Company on March 11, 2005 (the “Private Placement”); and the disposition of 5,111,469 shares of common stock of the Company as a result of the distribution of such shares by two venture capital funds which are the record owners of such shares to their respective partners.

     Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended by inserting the following paragraphs at the end of such item:

     At the effective time of the Merger, each stockholder of Panacos received shares of common stock of the Company at a ratio of 6.75275 shares of the Company’s common stock per each issued and outstanding share of Panacos’s common or preferred stock. On the effective date of the Merger, the closing price of the Company’s common stock was $0.73.

     The source of the funds used in the Private Placement were the working capital of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership, the record owners of the securities purchased in the Private Placement.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by inserting the following paragraphs at the end of such item:

     “On June 2, 2004, the Company, Panacos and certain stockholders of Panacos entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, Panacos merged with and into the Company and each issued and outstanding share of Panacos’s common or preferred stock (other than treasury shares and shares held directly or indirectly by Company) was converted into the right to receive

CUSIP No. 917920 10 0	13D	Page 4 of 8 Pages

6.75275 shares of the Company’s common stock on March 11, 2005, the effective date of the Merger. Pursuant to the Merger Agreement, the Board of Directors of the Company was increased from eight to nine directors, two directors of the Company resigned, two directors of Panacos became directors of the Company and one director nominated by the investors in the Private Placement became a director of the Company.

     The reporting person was a director prior to the Merger and is currently a director of the Company. The reporting person is the Principal Managing Member of AMP-99 Management Company Limited Liability Company, which is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. As the record owner of shares of Panacos’s capital stock, Ampersand 1999 Limited Partnership received 74,482,311 shares of the Company’s common stock and Ampersand 1999 Companion Fund Limited Partnership received 1,520,043 shares of the Company’s common stock.

     On December 9, 2004, the Company and the purchasers listed therein, including Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership, entered into a Securities Purchase Agreement (as amended, the “Purchase Agreement”). Pursuant to the Purchase Agreement, on March 11, 2005 the Company issued $20,000,000 worth of shares of its common stock, at a per share price equal to $0.20 per share, and warrants to purchase 0.45 times the number of shares of its common stock issued in the Private Placement, exercisable for a five-year period from the date of issuance at a price of $0.24 per share. Pursuant to the Purchase Agreement, Ampersand 1999 Limited Partnership acquired 14,455,000 shares of the Company’s common stock and 6,504,750 warrants and Ampersand 1999 Companion Fund Limited Partnership acquired 295,000 shares of the Company’s common stock and 132,750 warrants.

     The foregoing summaries of the Merger Agreement and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements each of which is attached as an annex to the Schedule 14A filed on February 15, 2005 by the Company.”

Item 5. Interest in Securities of the Issuer.

     Items 5(a), 5(b) and 5(c) are hereby amended and restated in their entirety as follows:

     (a) Aggregate number and percentage of class beneficially owned:

     The reporting person incorporates herein by reference his responses to (11) and (13) on the cover page of this Amendment.

     The reporting person owns 92,032 shares in his individual capacity.

     The reporting person may be attributed with beneficial ownership of 1,933,333 shares held by Ampersand 1995 Limited Partnership; 27,451 shares held by Ampersand 1995 Companion Fund Limited Partnership; 91,099,076 shares held by Ampersand 1999

CUSIP No. 917920 10 0	13D	Page 5 of 8 Pages

Limited Partnership; 1,859,161 shares held by Ampersand 1999 Companion Fund Limited Partnership; and 66,745 shares held by Ampersand Venture Management Trust.

     The reporting person may be attributed with beneficial ownership of 40,000 shares (the “Option Shares”) issuable upon exercise of options previously awarded to the reporting person as to 25,000 shares and Herbert Hooper as to 15,000 shares under the Company’s Directors’ Stock Option Plans, all of which options the reporting person and Herbert Hooper have assigned to one or more of Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership.

     The reporting person may be attributed with beneficial ownership of 6,504,750 shares issuable upon exercise of warrant acquired by Ampersand 1999 Limited Partnership and 132,750 shares issuable upon exercise of warrants acquired by Ampersand 1999 Companion Fund Limited Partnership (collectively, the “Warrant Shares”).

     The reporting person is the Managing Partner of AMP-95 MCLP LLP, which is the General Partner of AMP-95 Management Company Limited Partnership, which is the General Partner of Ampersand 1995 Limited Partnership and Ampersand 1995 Companion Fund Limited Partnership. The reporting person is the Principal Managing Member of AMP-99 Management Company Limited Liability Company, which is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. The reporting person is the sole member of Ampersand Venture Management 2003 LLC, which is the sole owner of shares of beneficial interest of Ampersand Venture Management Trust. The reporting person disclaims beneficial ownership of all shares the ownership of which may be attributed to him except to the extent of his proportionate pecuniary interest therein.

     (b) Number of shares as to which such person has:

     (i) Power to vote:

     The reporting person has sole power to vote or direct the vote of all of the shares held by the reporting person directly or by Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Ampersand 1999 Limited Partnership, Ampersand 1999 Companion Fund Limited Partnership and Ampersand Venture Management Trust.

     (ii) Power to Dispose:

     The reporting person has sole power to dispose or direct the disposition of the 92,032 shares which the reporting person owns in his individual capacity, and the 66,745 shares held by Ampersand Venture Management Trust.

     The reporting person shares the power to dispose or direct the disposition of the 1,933,333 shares held by Ampersand 1995 Limited Partnership, the 27,451 shares held by Ampersand 1995 Companion Fund Limited Partnership with Charles D. Yie, Stuart A.

CUSIP No. 917920 10 0	13D	Page 6 of 8 Pages

Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Partners of AMP-95 MCLP LLP.

     The reporting person shares the power to dispose or direct the disposition of the 91,099,076 shares held by Ampersand 1999 Limited Partnership and the 1,859,161 shares held by Ampersand 1999 Companion Fund Limited Partnership with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Managing Members of AMP-99 Management Company Limited Liability Company.

     The reporting person shares the power to dispose of or direct the disposition of the 6,637,500 Warrant Shares with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Managing Members of AMP-99 Management Company Limited Liability Company.

     The reporting person shares the power to dispose of or direct the disposition of the 40,000 Option Shares with some or all of Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Partners of AMP-95 MCLP LLP and as Managing Members of AMP-99 Management Company Limited Liability Company.

     Each of the persons with whom the reporting person shares dispositive power over any securities beneficially owned by the reporting person disclaim beneficial ownership of such securities pursuant to Exchange Act Rule 13d-4.

     The Item 2 identifying information for Charles D. Yie, Stuart A. Auerbach, Peter D. Parker and David J. Parker, with whom the reporting person shares dispositive power, is as follows:

Names: As set out above.

Business Address of all such persons:

c/o Ampersand Ventures
55 William Street, Suite 240
Wellesley, MA 02481-4003

Principal Occupations: These persons are executives of Ampersand Venture Management Trust and/or related entities engaged in venture capital investing with a shared business address of 55 William Street, Suite 240, Wellesley, MA 02481-4003.

None of these persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 917920 10 0	13D	Page 7 of 8 Pages

None of these persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Citizenship: All of these persons are U.S. citizens.

     (c) Transactions during the past 60 days.

     Other than pursuant to the transaction described in Item 4, the reporting person has not acquired or disposed of any shares of common stock of the Company during the past 60 days.

CUSIP No. 917920 10 0	13D	Page 8 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2005	/s/ Richard A. Charpie
Richard A. Charpie